UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                                  SCHEDULE 13G
                  --------------------------------------------
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FINGER LAKES BANCORP, INC.
                                (NAME OF ISSUER)

                           COMMON STOCK $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   317948 10 7
                                 (CUSIP NUMBER)

                                  JULY 2, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ]     Rule 13d-1 (b)
[  ]     Rule 13d-1 (c)
[  ]     Rule 13d-1 (d)


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CUSIP NO. 317948 10 7              SCHEDULE 13G               Page 2 of 6 pages

1.       NAME OF REPORTING PERSON  Mendon Capital Advisors Corp.
2.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [   ]
3.              SEC USE ONLY

4.              CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware

         NUMBER OF SHARES               5.   SOLE VOTING POWER:         204,800
         BENEFICIALLY OWNED             6.   SHARED VOTING POWER:
         BY EACH REPORTING PERSON       7.   SOLE DISPOSITIVE POWER:    204,800
         WITH                           8.   SHARED DISPOSITIVE POWER:

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 204,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         6.45% [Based on 3/31/02 Form 10-Q showing 3,173,807 shares outstanding]

12.      TYPE OF REPORTING PERSON:
         IA



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CUSIP NO. 317948 10 7              SCHEDULE 13G               Page 3 of 6 pages

NAME OF REPORTING PERSON  Anton Villars Schutz
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [X  ]

       SEC USE ONLY

       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States

         NUMBER OF SHARES               5.   SOLE VOTING POWER:         204,800
         BENEFICIALLY OWNED             6.   SHARED VOTING POWER:
         BY EACH REPORTING PERSON       7.   SOLE DISPOSITIVE POWER:    204,800
         WITH                           8.   SHARED DISPOSITIVE POWER:

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 204,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         6.45% [Based on 3/31/02 Form 10-Q showing 3,173,807 shares outstanding]

12.      TYPE OF REPORTING PERSON:
         IN



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CUSIP NO. 317948 10 7              SCHEDULE 13G               Page 4 of 6 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


(Name of Company)

ITEM 1(a)         NAME OF ISSUER:
                  Finger Lakes Bancorp, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  470 Exchange Street, Geneva, New York 14456

ITEM 2(a)         NAME OF PERSON FILING:
                  Mendon Capital Advisors Corp. and its sole shareholder, Anton Villars Schutz

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  1117 Cheese Factory Road, Honeoye Falls, New York 14472

ITEM 2(c)         CITIZENSHIP
                  Mendon Capital Advisors Corp is a Delaware corporation and Mr. Schutz is a U.S. citizen

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Stock $.01 par value

ITEM 2(e)         CUSIP NUMBER:
                  317948 10 7

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                  (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")
                  (b)  [ ]  Bank as defined in Section 3 (a) (6) of the Act
                  (c) [ ] Insurance company as defined in Section 3 (a) (19) of the Exchange Act
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
                  (e)  [X]  An investment adviser in accordance with Rule 13d-1
                       (b) (1) (ii) (E);
                  (f)  [ ]  An employee benefit plan or endowment fund in
                       accordance with Rule13d-1 (b) (1) (ii) (F);
                  (g)  [ ]  A parent holding company or control person in
                       accordance with Rule 13d-1 (b) (1) (ii) (G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)  [ ]  Group, in accordance with Rule 13d-1 (b) (1) (ii)
                       (J).



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CUSIP NO. 317948 10 7              SCHEDULE 13G               Page 5 of 6 pages

ITEM 4.           OWNERSHIP
                  (a) AMOUNT BENEFICIALLY OWNED:
                  204,800 shares of the Common Stock $.01 par value, of Finger Lakes Bancorp, Inc.

                  (b) PERCENT OF CLASS
                  6.45%

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                       (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:
                       Mendon Capital Advisors Corp. and Mr. Schutz are each
                  deemed to beneficially own the shares owned by two entities for which Mendon Capital Advisors Corp. is the investment advisor with the power to direct the purchase and sell the shares. Mr. Schutz is the sole shareholder of Mendon Capital Advisors Corp. Mendon Capital, LLC owns 65,000 of the shares of Finger Lakes Bancorp and Burnham Financial Services Fund owns 139,800 shares.
                       (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:
                       204,800 shares of Common Stock.
                       (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                       204,800 shares of Common Stock $.01 par value
                       (iv) SHARED POWER TO DISPOSE OR DIRECT THE DIPOSITION OF:
                       None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not applicable.

ITEM 6.           OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  Mendon Capital, LLC owns 65,000 of the shares of Finger Lakes Bancorp and Burnham Financial Services Fund owns 139,800 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Mendon Capital Advisors Corp. and Mr. Schutz may be deemed a group under applicable law because Mr. Schutz is the sole shareholder of Mendon Capital Advisors Corp.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not applicable.

ITEM 10.          CERTIFICATION
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.






CUSIP NO. 317948 10 7              SCHEDULE 13G               Page 6 of 6 pages


SIGNATURES
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2002


Mendon Capital Advisors Corp.

By:/s/Anton Villars Schutz
-------------------------------------
      Anton Villars Schutz, President



/s/Anton Villars Schutz
-------------------------------------
Anton Villars Schutz